FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.

REPORTING ISSUER

MAG SILVER CORP.

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change: January 24, 2007

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated January 25, 2007

ITEM 4.

SUMMARY OF MATERIAL CHANGE

MAG Silver Corp. (TSXV:MAG) announces that is has entered into an agreement under which a syndicate of underwriters have agreed to purchase 2,200,000 units from MAG at an issue price of $7.25 per unit. The underwriters will have an over-allotment option, exercisable at any time until 48 hours prior to closing, to acquire up to an additional 350,000 units of the offering at the issue price.

ITEM 5.

Full Description of Material Change

See the news release dated January 25, 2007.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)   N/A

ITEM 7.

OMITTED INFORMATION  N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 25th day of January, 2007.

MAG Silver Corp.

“Frank Hallam”

Frank Hallam, CFO

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5